
February 10, 2023

Frederic Guerard, Pharm.D.
President and Chief Executive Officer
Graybug Vision, Inc.
203 Redwood Shores Parkway, Suite 620
Redwood City, CA 94065

> **Re: Graybug Vision, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 14, 2022**
> **File No. 001-39538**

Dear Frederic Guerard:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Julia Forbess, Esq.